Alithya announces normal course issuer bid

MONTREAL, QUEBEC (September 10, 2025) – Alithya Group inc. (TSX: ALYA) (“Alithya” or the “Company”), a leader in strategy and digital transformation, announces that the Toronto Stock Exchange (the “TSX”) has accepted the notice filed by the Company of its intention to implement a normal course issuer bid (“NCIB”) program.

The Company’s decision to initiate a share buyback program reflects Alithya’s ongoing commitment to enhancing shareholder value through a balanced capital allocation strategy. By repurchasing shares, Alithya aims to strengthen its balance sheet and optimize capital deployment, effectively supporting investments in growth and debt reduction while prioritizing the creation of sustainable, long-term value for its shareholders.

“We are introducing this share buyback program as we continue to believe that from time to time the market price of Alithya’s Class A subordinate voting shares (“Class A Shares”) does not reflect the Company’s intrinsic value and future growth prospects,” said Paul Raymond, CEO of Alithya. “Our team is dedicated to executing a long-term strategy focused on profitable growth and creating lasting value. We are confident in Alithya’s future and believe this share buyback is a wise use of capital under the present circumstances.”

Under the NCIB, the Company will be allowed to purchase for cancellation on the open market through the facilities of the TSX or alternative Canadian trading systems, if eligible, or outside the facilities of the TSX pursuant to exemption orders issued by securities regulatory authorities, up to 5,939,183 Class A Shares, representing 10% of the Company’s public float (59,391,834 Class A Shares) based on a total of 92,653,272 issued and outstanding Class A Shares as of the close of markets on September 2, 2025. The amount of purchases on any given day will not exceed 14,545 Class A Shares, which represents 25% of the average daily trading volume on the TSX for the six-month ended August 31, 2025, being 7,330,923 Class A Shares, calculated in accordance with the rules of the TSX. All Class A Shares purchased under the NCIB will be cancelled.

The Company has not purchased any of its Class A Shares in the last twelve months.

Purchases under the NCIB may commence on September 12, 2025, and will end on the earlier of September 11, 2026 and the date on which the Company will have acquired the maximum number of Class A Shares allowable under the NCIB or otherwise decided not to make any further purchases. All purchases of Class A Shares will be made by means of open market transactions through the facilities of the TSX or alternative Canadian trading systems, if eligible, or by such other means as may be permitted by a securities regulatory authorities, at their market price at the time of acquisition, plus brokerage fees, except for purchases that could be effected pursuant to exemption orders issued by securities regulatory authorities, which would be at a discount to the prevailing market price as per the terms of the order.

The decisions regarding the timing and size of purchases under the NCIB are subject to management’s discretion and are based on a variety of factors, including market conditions.

The Company will enter into an automatic share purchase plan (“ASPP”) with a designated broker to allow for the purchase for cancellation of Class A Shares under the NCIB, subject to certain trading parameters, at times when Alithya would ordinarily not be permitted to purchase Class A shares due to regulatory restrictions or self-imposed blackout periods. Outside of these periods, the Class A Shares will be purchased by Alithya at its discretion under the NCIB.

Pursuant to such ASPP, prior to entering into a blackout period, Alithya may, but is not required to, instruct the designated broker to make purchases under the NCIB in accordance with the terms of the ASPP. Such purchases will be determined by the designated broker in its sole discretion based on parameters established by Alithya prior to the blackout period in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP.

Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information” or "forward-looking statements" within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.

Forward-looking statements in this press release include, among other things, information or statements relating to the value of Alithya’s Class A Shares and its future growth prospects as well as the potential future purchases by Alithya of its Class A Shares pursuant to the NCIB and the ASPP.

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya's Management Discussion and Analysis ("MD&A") for the year ended March 31, 2025, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.

There can be no assurance that Alithya will purchase for cancellation all or any of the numbers of Class A Shares referred to in this press release that are subject to the NCIB.

Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

About Alithya
We are trusted advisors who leverage AI and the latest technologies in our strategic consulting and digital transformation services. We help solve business challenges that enable our clients to unlock new opportunities, modernize processes and gain efficiencies. We leverage a world-class team of passionate industry experts, AI-based IP solutions, the latest digital technologies, a solid understanding of mission critical business applications and a partner ecosystem to accelerate results. We've built a foundation of success that includes a specialized global delivery network to provide end-to-end solutions.

We strive to make a difference. We are Alithya.

Dominic Blais
Senior Advisor Public Relations
dominic.blais@alithya.com